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Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

May 1, 2015

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Kathy Churko

Re:         Market Vectors ETF Trust (the “Trust”)

(File No. 811-10325)

Dear Ms. Cole:

Thank you for your telephonic comments regarding the annual report on Forms N-CSR for the Trust relating to certain series of the Trust (each, a “Fund” and, together, the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on July 9, 2014. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we provide responses to or supplemental explanations of such comments, as requested. Capitalized terms used herein but not defined, shall have the meanings set forth in the annual report.

Comment 1.       We note that a portion of distributions to shareholders for Market Vectors Emerging Markets Aggregate Bond ETF, Market Vectors Emerging Markets Local Currency Bond ETF and Market Vectors Mortgage REIT Income ETF represented a return of capital. Please confirm Section 19 Notices were sent to these Funds’ shareholders.

Response 1.         Section 19 Notices were not required to be sent to shareholders of the above mentioned Funds. For Market Vectors Emerging Markets Aggregate Bond ETF and Market Vectors Emerging Markets Local Currency Bond ETF, the character of the dividend at the time of the distribution was determined based on net investment income available for distribution on a generally accepted accounting principal (“GAAP”) basis (i.e., interest and dividend income earned less fund expenses). The return of capital was the result of foreign exchange losses incurred on the sale of certain foreign bonds and differences between what was estimated for tax purposes at calendar year-end and the tax treatment determined at fiscal year-end.

For Market Vectors Mortgage REIT Income ETF, the Fund invested in a security of one company that had a spin-off transaction during 2013 pursuant to which the Fund received a stock distribution. Market Vectors Mortgage REIT Income ETF, to avoid potential excise tax and in absence of definitive guidance from the company, recorded the spin-off proceeds under GAAP as dividend income. The dividend income recorded was distributed as taxable income in December 2013 to avoid potential excise tax. In February 2015, this company designated a portion of the spin-off proceeds as a return of capital and the Fund made the appropriate adjustments to the 2013 Form 1099s to reflect the appropriate amount of return of capital.

Comment 2.       We note that the “Management Section” for Market Vectors CEF Municipal Income ETF (“CEF Municipal Income ETF”) focuses on the relevant market conditions in the municipal closed-end fund market that affected the Fund’s performance during the most recently completed fiscal year. In the future, please add disclosure related to the investment strategies and techniques used by the Underlying Funds’ investment advisers that affected the Fund’s performance. (See Instruction 7(i) to Item 27 of Form N-1A)

Response 2.         We note that the CEF Municipal Income ETF seeks to replicate as closely as possible, before fees and expenses, the price and yield of the S-Network Municipal Bond Closed-End Fund IndexSM (“CEFMX Index”), which is published by S-Network Global Indexes, LLC. The CEF Municipal Income ETF, using a passive or indexing investment approach, attempts to approximate the investment performance of the CEFMX Index by investing in a portfolio of securities that generally replicates the CEFMX Index. The CEFMX Index is a rules based index that intends to serve as a benchmark for closed-end funds listed in the United States that are principally engaged in asset management processes designed to produce federally tax-exempt annual yield. The CEFMX Index employs a modified total net assets weighting methodology designed to provide investment exposure across the various business segments that together comprise the federally tax-exempt annual yield sector of the closed-end fund market. As such, we believe the current disclosure is appropriate.

Comment 3.       We note that the “Frequency Distribution of Premiums and Distributions” tables for Market Vectors High-Yield Municipal Index ETF, Market Vectors Intermediate Municipal Index ETF, Market Vectors Long Municipal Index ETF, Market Vectors Pre-Refunded Municipal Index ETF and Market Vectors Short Municipal Index ETF provide the frequency at which the closing price of a Fund is at a premium or discount to its NAV for periods greater than five years. In the future, please provide this information for the most recently completed five fiscal years (or the life of the Fund, if shorter). (See Item 27(b) of Form N-1A).

Response 3.          We note the Staff’s comment.

Comment 4.       We note that the “Hypothetical Example for Comparison Purposes” table for Market Vectors Short High-Yield Municipal Index ETF assumes the Fund commenced operations on November 1, 2013 to provide a six month reporting period. Please ensure going forward that the example for a Fund with less than six months of operations covers the actual period of operations. We recognize that this position is different than prior guidance provided to the Trust in 2013.

Response 4.          We note the Staff’s comment.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Joseph McClain at (212) 698-3868 or me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss
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